Exhibit 99.1

FAIRFAX News Release

TSX Stock Symbol: FFH and FFH.U

TORONTO, May 6, 2024

FAIRFAX ANNOUNCES THE PASSING OF ERIC SALSBERG

Fairfax Financial Holdings Limited (“Fairfax”) (TSX: FFH and FFH.U) announces with great sadness the passing of Eric P. Salsberg, who joined Fairfax in 1988 after acting as counsel to Fairfax on every major transaction it undertook since its founding in 1985.

Rick served as Vice President – Corporate Affairs and Corporate Secretary for Fairfax, and provided strategic advice and guidance on countless transactions undertaken by the company over the years. “For all of Fairfax’s history, Ricky has acted as our consigliere and has always represented the true heart and soul of the company. He loved Fairfax and we would not have achieved the success we have without him. Ricky was our partner, trusted friend, and indispensable advisor for 38 years, and all of us here at Fairfax loved him, as did his family, friends, neighbours, and business colleagues,” said Prem Watsa, Chairman and Chief Executive Officer of Fairfax. “On behalf of the entire Fairfax family, we want to share our most sincere condolences with the Salsberg family on the loss of this truly special person.”

Fairfax is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management.

For further information contact:	John Varnell, Vice President, Corporate Development at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED

95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946